UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.  )*

Under the Securities Exchange Act of 1934

MarketWise, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

57064P 107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 57064P 107

(1)	Names of reporting persons Ascendant Sponsor LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of	(5) Sole voting power 10,170,000 (1)
shares beneficially owned by	(6) Shared voting power - 0 -
each reporting person	(7) Sole dispositive power 10,170,000 (1)
with:	(8) Shared dispositive power - 0 -
(9)	Aggregate amount beneficially owned by each reporting person 10,170,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 40.4% (2)
(12)	Type of reporting person (see instructions) OO

(1)

The securities are held directly by Ascendant Sponsor LP (the “Sponsor”). Ascendant Sponsor GP LLC (the “GP”) is the general partner of the Sponsor and has voting and investment discretion with respect to the securities held by the Sponsor. David Gomberg is the manager of the GP and has voting and investment discretion with respect to the securities held by the general partner. The Sponsor owns 10,170,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of MarketWise, Inc. (f/k/a Ascendant Digital Acquisition Corp.) (the “Issuer”).

(2)

Based on 25,152,469 shares of Class A Common Stock and 291,092,303 shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2021 (the “Form 10-Q”). Each share of Class A Common Stock and Class B Common Stock have one vote per share. As a result, the Sponsor has approximately 3.2% of the overall voting power of the outstanding shares of common stock.

CUSIP No. 57064P 107

(1)	Names of reporting persons Ascendant Sponsor GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of	(5) Sole voting power 10,170,000 (1)
shares beneficially owned by	(6) Shared voting power - 0 -
each reporting person	(7) Sole dispositive power 10,170,000 (1)
with:	(8) Shared dispositive power - 0 -
(9)	Aggregate amount beneficially owned by each reporting person 10,170,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 40.4% (2)
(12)	Type of reporting person (see instructions) OO

(1)

The securities are held directly by the Sponsor. The GP is the general partner of the Sponsor and has voting and investment discretion with respect to the securities held by the Sponsor. David Gomberg is the manager of the GP and has voting and investment discretion with respect to the securities held by the GP. The Sponsor owns 10,170,000 shares of Class A Common Stock of the Issuer.

(2)

Based on 25,152,469 shares of Class A Common Stock and 291,092,303 shares of Class B Common Stock outstanding as of November 10, 2021, as reported in the Form 10-Q. Each share of Class A Common Stock and Class B Common Stock have one vote per share. As a result, the Sponsor has approximately 3.2% of the overall voting power of the outstanding shares of common stock.

CUSIP No. 57064P 107

(1)	Names of reporting persons David Gomberg
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 10,170,000 (1)
shares beneficially owned by	(6) Shared voting power - 0 -
each reporting person	(7) Sole dispositive power 10,170,000 (1)
with:	(8) Shared dispositive power - 0 -
(9)	Aggregate amount beneficially owned by each reporting person 10,170,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 40.4% (2)
(12)	Type of reporting person (see instructions) IN
(1)

The securities are held directly by the Sponsor. The GP is the general partner of the Sponsor and has voting and investment discretion with respect to the securities held by the Sponsor. David Gomberg is the manager of the GP and has voting and investment discretion with respect to the securities held by the GP. The Sponsor owns 10,170,000 shares of Class A Common Stock of the Issuer.

(2)

Based on 25,152,469 shares of Class A Common Stock and 291,092,303 shares of Class B Common Stock outstanding as of November 10, 2021, as reported in the Form 10-Q. Each share of Class A Common Stock and Class B Common Stock have one vote per share. As a result, the Sponsor has approximately 3.2% of the overall voting power of the outstanding shares of common stock.

Item 1(a).  Name of Issuer:

MarketWise, Inc. (f/k/a Ascendant Digital Acquisition Corp.)

Item 1(b).  Address of Issuer’s Principal Executive Offices:

667 Madison Avenue,

New York, New York 10065

Item 2(a).  Name of Person Filing:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

1.	Ascendant Sponsor LP
2.	Ascendant Sponsor GP LLC
3.	David Gomberg

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The principal business address of each the Reporting Persons is as follows:

667 Madison Avenue

New York, New York 10065

Item 2(c).  Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).  Titles of Classes of Securities:

Class A Common Stock

Item 2(e).  CUSIP Number:

57064P 107

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.  Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2022

ASCENDANT SPONSOR LP

By:/s/ Jordan Leon

Name:Jordan Leon

Title:Attorney-in-Fact

ASCENDANT SPONSOR GP LLC

By:/s/ Jordan Leon

Name:Jordan Leon

Title:Attorney-in-Fact

DAVID GOMBERG

By:/s/ Jordan Leon

Name:Jordan Leon

Title:Attorney-in-Fact

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 14 2022, by and among Ascendant Sponsor LP, Ascendant Sponsor GP LLC and David Gomberg.